Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017
davispolk.com

December 23, 2024

Re:	Klarna Group plc Draft Registration Statement on Form F-1 Confidentially Submitted November 13, 2024 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated December 10, 2024. The Company has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the revised language addressing a particular comment appears.
Confidential Draft Registration Statement on Form F-1 submitted November 13, 2024
General
1.Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. As non-exclusive examples, please provide the basis for the below statements:

•"Through both our payment and advertising solutions, we help our merchants attract new customers, drive higher AOV with higher purchase frequency and offer frictionless commerce and higher conversion rates" (see pages 9, 99, and 153);
•"Our underwriting process results in credit losses that are lower than the industry average, while providing more value to consumers and merchants than alternative payment methods, which helps drive our financial performance" (see pages 9, 99, and 153);
•"The proportion of our revenue generated from merchants, consumers and advertising is generally more balanced compared to many of our competitors in the payments and the banking industries, who tend to depend more heavily than us on either merchant revenue or interest income" (see pages 11, 102, 156, and 171);
•"Our average balance per consumer is lower than credit cards and average loan duration is shorter than other banks and credit providers, which provides us the ability to quickly react to market changes and efficiently manage our credit risk" (see page 13);
•"We have built one of the largest commerce networks in the world, serving approximately 84 million active Klarna consumers and more than 550,000 merchants in 25 countries as of December 31, 2023, and facilitating $92.5 billion of GMV in 2023" (see pages 8, 98, and 152);
•"We operate one of the largest account-to-account (A2A) networks in Europe and the United States with direct connectivity to over 13,500 banks as of October 2024" (see page 159); and
•"Our credit underwriting capabilities differentiate us from other payment networks and improve our overall commerce experience" (see pages 13 and 160).
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 8, 24, 98, 99–100, 120, 160–161, 167–168 and 177 of Amendment No. 1 in response.
With respect to the following statement included on page 8: “Our average balance per consumer is lower than credit cards and average loan duration is shorter than other banks and credit providers, which provides us the ability to quickly react to market changes and efficiently manage our credit risk,” the Company respectfully refers the Staff to statements made on pages 4, 99, 125, 161, 168 and 191 of Amendment No. 1. Therein, the Company discusses in detail its average balance per active Klarna consumer, as compared to corresponding metrics of credit card providers, and its average loan duration, as compared to personal loans extended by banks. The Company also provides examples of past instances when it was able to quickly adjust its underwriting practices to changing market conditions. Accordingly, the Company believes that such statements constitute an appropriate basis for the aforementioned assertion.
Further, the Company respectfully advises the Staff that it qualified its assertion about its underwriting capabilities on pages 4, 8, 99-100, 161 and 168 to make clear that it is the Company’s belief based upon its experience in the industry. For example, as discussed in various places in Amendment No. 1, the Company, unlike many of its competitors, (i) is able to make underwriting decisions in seconds with its fully automated processes and to underwrite every transaction in real time and (ii) provides a small spending capacity that gradually increases, with clear and transparent repayment terms that encourage borrowers to repay on time.
2.We note your disclosure that you are reliant on partner organizations to operate your business. For instance, we note that you originate loans in the United States through WebBank, have arrangements with Apple, AliPay, Amazon and others, as well as your reliance on certain vendors. Your risk factor on page 44 notes that a loss of one of these arrangements might materially impact your operations as you seek to replace the partner. However, you currently do

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not list your arrangements with any of these companies as material contracts in your Exhibit Table. Please tell us, with a view towards additional disclosure, about the key business agreements that you rely on, or that management believes are necessary for your continued growth, including the key terms of those agreements. Also, tell us how you determined that each of those agreements is not a material contract, as defined by Item 601(b)(10) of Regulation S-K, or file those material contracts with your next amendment.

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company, as a global commerce network that connects an array of different financial services and commerce organizations, in the ordinary course of its business routinely enters into various agreements with a broad set of counterparties, including (i) merchants, (ii) payment service providers (“PSPs”), (iii) other third-party service providers, (iv) payment card providers and (v) bank partners (collectively, the “Agreements”).
The Company has reviewed the Agreements in light of the requirements of Item 601(b)(10) of Regulation S-K. As more fully explained below, based on that review, the Company has determined that none of the Agreements constitutes a material contract because (i) each of the Agreements is of the type that “ordinarily accompany the kind of business conducted” by the Company and (ii) the Company does not substantially depend on any of the Agreements. As a result, the Company believes that it is not required to file any of the Agreements pursuant to Item 601(b)(10) of Regulation S-K or provide a summary thereof pursuant to Item 10.C. of Form 20-F.
Agreements with merchants and PSPs
As further explained on pages 27 and 29–30 of Amendment No. 1, the Company contracts with merchants and PSPs to attract consumers and generate revenue as consumers transact on its network. These agreements are of the type that “ordinarily accompany the kind of business conducted” by the Company. While the Company’s agreements with merchant partners are essential to the Company’s business as a whole, as discussed in various places in Amendment No. 1, today, there are approximately 575,000 merchants on the Company’s network. These merchants are well diversified across different verticals and markets, such that the loss of any one specific merchant would not jeopardize the future viability of the Company or affect its business as a whole. For example, the Company’s top merchant in 2023 represented less than 10% of the Company’s revenue for that year. Regarding agreements with PSPs, the Company similarly contracts with multiple PSPs in different markets, ensuring a diverse network of distribution partners.
With respect to the Company’s agreement with Apple, the Company respectfully advises the Staff that the Company’s partnership with Apple does not generate a material portion of the Company’s revenue. The agreement is also limited in scope: it allows the Company’s consumers to use the Klarna card and the Company’s payment solutions in the United States and the U.K. In addition, the Company has recently entered into a comparable agreement with Google Pay, which provides similar options for the Company’s consumers. The Company’s agreement with AliPay is similarly limited in scope and does not generate a material portion of the Company’s revenue. As a result, the Company does not believe that it is substantially dependent on its agreement with Apple or AliPay.
Agreements with third-party service providers
As disclosed on page 43 of Amendment No. 1, the Company relies on third-party service providers for a variety of services, including back-office and business process support, IT production and support, internet connections, network access and cloud computing. While the Company’s agreements with third-

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party service providers are important for the Company’s business, these agreements are of the type that “ordinarily accompany the kind of business conducted” by the Company and are not agreements upon which the Company’s business is substantially dependent given the availability of alternative vendors and service providers.
In particular, while Amazon is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are comparable to those of Amazon, such as Microsoft and Google. Accordingly, the Company believes that these alternatives could provide it with services to host its platform that are substantially similar to those that it receives from Amazon. In addition, if the Company were to receive notice from Amazon of its intent to terminate the agreement, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by Amazon to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, it would not cause substantial harm to the Company’s business or results of operations over a significantly long period.
Agreements with payment card providers
As further explained on pages 29–30 of Amendment No. 1, the Company contracts with payment card providers to conduct credit and debit card transactions between the cardholder, the merchant and their respective banks. The Company does not have direct relationships with payment card providers on the acquiring side but rather works with card acquirers to accept credit and debit card transactions. In addition, the Company has a direct relationship with Visa as the issuer of the Klarna card. The Company’s agreement with Visa is important for the Company’s business and its long-term prospects. At the same time, purchases transacted by the Klarna card currently represent less than 10% of the Company’s GMV. In addition, the Company is in advanced stages of establishing a comparable business relationship with a second payment card provider. Accordingly, the Company does not believe that it is substantially dependent on its agreement with Visa.
Agreements with bank partners
As further explained on pages 44–45, 69 and 70–71 of Amendment No. 1, the Company partners with banks to offer certain of its products and solutions to consumers in some markets, including with WebBank to offer Fair Financing products in the United States. At the same time, the Company’s Fair Financing products correspond to an immaterial portion of the transactions conducted on its network, as noted in Amendment No. 1 on pages 104, 107, 152 and 185. In addition, the Company is in advanced stages of establishing a comparable business relationship with a second bank partner in the United States. Therefore, the Company does not believe that it is substantially dependent on its agreement with WebBank.
In sum, for the reasons stated above, each of the Agreements was entered into in the Company’s ordinary course of business, and the Company does not believe that its business is substantially dependent on any of the Agreements. Accordingly, the Company does not believe that it is required to file any of the Agreements as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K or provide a summary thereof pursuant to Item 10.C. of Form 20-F. However, should any of its Agreements (or any other agreement) become material in a future period, the Company will file such agreement as an exhibit to a subsequent filing of the Registration Statement or a periodic report for the relevant reporting period.
3.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain

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copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response:
The Company respectfully acknowledges the Staff’s comment and confirms that it is supplementally providing the Staff with copies of all written communications that it, or anyone authorized to do so on its behalf, has presented to potential investors in connection with “testing the waters” activity conducted in reliance on Rule 163B of the Securities Act and will supplementally provide further written communications that it presents in reliance on that rule.
Prospectus Summary, page 1
4.Refer to your statement on page 9 that on average, 44% of the top 100 merchants in each of the major markets you serve (based on data from eCommDB and Digital Commerce 360) used Klarna in October 2024 to facilitate payments, while an even greater percentage (63%) advertised on your network in 2023. Please state here the major markets you serve and the key partners you rely on to serve those markets.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4, 119, 173 and 183 of Amendment No. 1 in response.
5.We note your disclosure on page 10 discussing your history of "positive net income" for the first 14 years as you scaled your operations in Europe, as well as the impact of your expansion into the United States on your results since 2019. Revise your disclosure to clarify, if true, that while your efforts to expand in the U.S. market have yielded greater volume, it also led to net losses in that time period. Make similar balancing changes to your disclosure elsewhere in this registration statement.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5, 31, 104, 137 and 162 of Amendment No. 1 in response.
6.We note your discussion on page 11 that your funding model relies on your ability to raise deposits through your banking operations. Refer to your disclosure on page 163 that you offer savings accounts in Sweden and Germany and your disclosure on page 174 that consumers in Sweden and Germany can hold a variety of deposit accounts, including fixed-term deposits, savings and bank accounts. Please revise your disclosure early in your prospectus and where you discuss your deposit and savings services to clarify, if true, that you offer such services only to consumers in Sweden and Germany.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 103, 137, 157–158, 164, 168–169, 172, 182 and 186 of Amendment No. 1 in response.
7.In order for investors to understand how you interact with merchants, advertisers, and key payment and other service providers in the life cycle of your most significant credit products, consider providing a graphical presentation of the transaction flow, and the flow of fees and other remittances throughout the process, similar to what is currently presented on page 104. The

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presentation may permit investors to better understand your discussion of your business model presented in the Summary.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the chart of an illustrative Pay Later transaction on page 105 of Amendment No. 1 in response. In addition, as further noted in the response to comment No. 24 below, the Company respectfully advises the Staff that it believes that the updated chart, together with the accompanying discussion on pages 104 and 105 of Amendment No. 1, are representative of its business model.
8.We note your disclosure in the Summary, as well as in other portions of the registration statement, that indicates that one of your competitive advantages is your access to consumer deposits through your banking subsidiary. We also note your disclosure on page 163 that most of the deposits collected by Klarna Bank are located in Sweden, Germany and the rest of the European Economic Area (EEA). Please tell us, with a view towards revised disclosure, whether there are any limitations on using funds deposited through Klarna Bank to fund loans made through your partners in markets beyond the EEA, including in the U.S. through WebBank and in Asia. Clarify your disclosure throughout so investors understand the key locations you rely on for both transaction growth and funding resources.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 124 and 138 of Amendment No. 1 to discuss the applicable limitations on the use of the Company’s consumer deposits and on pages 6, 103, 137, 152, 157, 164, 168–169, 172 and 182 of Amendment No. 1 to discuss the Company’s deposit-taking activities.
9.Given your company’s structure, operating in a number of distinct markets, often through key partners, please provide an organizational chart that shows the key components of your business, including how you own and control your key operating units as well as areas where you are dependent on partners, particularly for access to significant markets.
Response:
The Company respectfully acknowledges the Staff’s comment and submits the following organizational chart that identifies the main, wholly owned legal entities through which the Company conducts its operations in various markets identified therein.

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Further, the Company respectfully advises the Staff that it does not believe that it is dependent on partners to operate its business in any of the significant markets that it serves, including Sweden, Germany, the U.K. and the United States. The Company offers its main payment products across 26 countries through Klarna Bank AB and its subsidiaries. To that end, the Company holds approximately 100 various financial licenses and registrations, including state-specific licenses in the United States for money transmission, servicing, collection and lending activities. In the United States, the Company partners with WebBank to offer its Fair Financing product. However, as further explained in response to the Staff’s comment No. 2 above, the Company does not believe that it is dependent on WebBank to operate in the United States. In other markets, the Company utilizes its various financial licenses and other authorizations to offer its payment products directly to consumers.
At the same time, the Company respectfully submits that, in its effort to build a global commerce network and improve the commerce experience for its consumers and merchants, it has established a diverse set of business partnerships, including with the following:
•Digital wallet providers;
•PSPs;
•Card networks;
•Banking partners;
•Commerce enablers;
•Technology partners;
•In-store payment platforms; and
•Shipping and return logistics providers.
With respect to such partnerships, the Company respectfully refers the Staff to pages 5, 6, 8, 12, 13, 14, 29–30, 44, 101, 103, 163, 164, 167, 182, 183–184 and 193 of Amendment No. 1, where the Company discusses these partnerships and their respective roles in the Company’s business and operations. At the same time, as a global commerce network that routinely enters into various agreements with a broad set

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of counterparties, the Company does not believe that it is dependent on any of the aforementioned partners to operate any of its key operating units or access any of its significant markets.
In light of the above-mentioned disclosure and the other disclosures relating to the nature and scope of the Company’s operations, including the disclosure added in Amendment No. 1 in response to the Staff’s comment No. 12, the Company does not believe that including the organizational chart provided above directly in Amendment No. 1 would further assist potential investors with a better understanding of the Company’s operations in various markets.
10.Please move the Market and Industry Data starting on page 2 and the Glossary of Terms starting on page 5 to the end of the Prospectus Summary.
Response:
The Company respectfully acknowledges the Staff’s comment and has moved “Market and Industry Data” and “Glossary of Terms” to the end of the Prospectus Summary on pages 21–26 of Amendment No. 1 in response.
Next-Generation Digital Financial Services, page 10
11.Please revise to describe the characteristics of your savings and current accounts that make them “next-generation.”
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5-6, 12, 101–102, 163 and 183–184 of Amendment No. 1 in response.
Licensed Bank, page 13
12.Please revise here or where most appropriate to provide a more detailed description of Klarna Bank AB’s operations including the following:
•The number and location/country of any locations/branches and the primary services offered.
•Describe any deposit insurance regulatory structure and if you incur any fees.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152–153 and 158 of Amendment No. 1 in response.
Key Business Metrics, page 25
13.Please tell us how you considered the guidance in Item 10(e) of Regulation S-K in determining whether transaction margin dollars is a non-IFRS financial measure. If you conclude that it is a non-IFRS financial measure, please revise to disclose the required information including a reconciliation to the most directly comparable financial measure.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 20–21, 106, 111–112 and 134–135 of Amendment No. 1 in response, in order to reflect the Company’s

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determination that transaction margin dollars is a non-IFRS financial measure. The Company has further revised its disclosure on page 135 of Amendment No. 1 to provide a reconciliation to operating income (loss), the most directly comparable financial measure calculated in accordance with International Financial Reporting Standards (“IFRS”).
14.We note transaction margin dollars is defined as total revenue less total transaction costs and that transaction costs do not include technology costs nor customer service and operations costs. Please tell us why you believe excluding these technology and customer service and operations costs from transaction costs provides useful information to investors. In this regard, we note your disclosure on page F-26 that consumer service revenue is included in your total revenue.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that transaction margin dollars is a performance measure used by management to assess the efficiency and scale of the Company’s operations as a function of its transaction levels. Accordingly, the transaction costs included in the calculation of transaction margin dollars are those that vary directly with the transaction levels. The Company’s technology and product development and customer service and operations costs consist primarily of personnel and other costs that do not have a linear correlation to the Company’s transaction levels. Therefore, management does not include these costs in total transaction costs and in the calculation of transaction margin dollars. The Company believes that the transaction margin dollars measure is useful to investors because it allows investors to supplement their understanding of the Company’s financial trends and evaluate its ongoing and future performance in the same manner as management. Investors regularly ask about transaction margin as that is a common measure used by others in the industry. The Company believes that it is a useful metric for investors to evaluate the margin generated by transactions it processes and as a measurement of its unit economics.
Further, the Company advises the Staff that consumer service revenue refers to revenue the Company earns from consumer fees, which primarily consist of reminder fees. The Company’s customer service and operations costs primarily consist of personnel costs for customer support functions and outsourced assistance to help with post purchase support, account management, returns and merchant disputes. These expenses are not directly related to the Company’s consumer service revenue and do not vary based on the Company’s transaction levels.
15.We note you define active Klarna consumers as consumers who have made a purchase or a payment using a Klarna-branded product or logged into the Klarna app within the past 12 months. Please advise us if you track monthly or quarterly active users. If you use more frequent than annual data, please provide disclosure, including how you use the data.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the number of active Klarna consumers measured annually is among the Company’s key operating metrics that the Company uses to evaluate its business, measure its performance and make strategic decisions, as disclosed in various places in Amendment No. 1. In addition, the Company tracks the number of monthly active Klarna app users. This metric assists the Company in measuring direct consumer interaction with the Klarna app. The Company does not consider this metric to be among its key business metrics because it does not directly correlate to the Company’s revenue. However, the Company has included references to this metric on pages 105, 107 and 172 of Amendment No. 1 in order to assist prospective investors in better understanding the volume of consumer interactions within the Klarna app in the context of the various complementary value-added services available, or delivered, to the Company’s consumers and merchants through the Klarna app.

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16.We note the statement on page 18 that your success depends on your underwriting process and ability to accurately price consumer credit. Please revise here and where appropriate to describe the type of consumers that you target for your key products and the nature of the products. For example, indicate whether most of your short-term credit is extended to prime, near prime, or subprime customers.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38, 124–125 and 188–189 of Amendment No. 1 in response.
In addition, the Company respectfully advises the Staff that it does not classify its customers among “prime,” “near prime” or “subprime” categories. Such terminology, while commonly used in the United States and the United Kingdom, is not universally deployed in other geographies, including in the Company’s other main markets. As stated in the revised disclosure, the Company has designed its short-term credit products to serve a wide range of consumers, including those with varying credit histories and borrowing needs.
The success of our business depends on our underwriting process, page 39
17.Revise this section to discuss whether you have experienced periods in which your delinquencies increased, particularly where any such increases required that you change your underwriting and credit monitoring process. We note your disclosure, as well as press reports, that showed that delinquencies on your loans in the U.S. expanded in the 2022 and 2023 periods, before declining in more recent periods.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 38–39 of Amendment No. 1 in response.
To support our network and operations, we partner with banks in different geographies, page 44
18.Please revise here or where most appropriate to include a description of the general terms for how you compensate your partner banks and a discussion of the magnitude and type of business that is generated from your partner banks. For example, and to the extent material, discuss whether compensation is a volume-based percentage, fixed fee or other arrangement. Also address how often your agreements with partner banks are renegotiated (i.e. yearly basis, some other term or ad hoc).
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 44 of Amendment No. 1 in response.
19.We note that you appear to rely on your relationship with WebBank to originate loans in the U.S. and to help address loan documentation and licensing requirements. We also note that U.S. banking regulators have increased their scrutiny over banks providing banking as a service to non-bank customers like Klarna. Revise this section to separately discuss, under an appropriate heading, the risks associated with your U.S. expansion and the regulatory oversight impacting you and your U.S. banking partners, from the more general discussion of your reliance on banking partners in other portions of the world. In this regard, we note the statement on page 45

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that you are “subject to the examination authority of the FDIC under the Bank Service Company Act.”
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 70–71 of Amendment No. 1 in response.
We are subject to regulatory requirements to facilitate the orderly resolution of large financial institutions, page 69
20.Revise this risk factor to disclose the extent to which your existing debt securities, including any of the medium term notes you have issued, can be subject to bail-in provisions. Revise your disclosure related to any impacted debt securities described in this registration statement to clarify the application of the bail-in provisions to that security.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 68–69 and 142–143 of Amendment No. 1 in response.
Some aspects of the technology supporting our network include open source software, page 73
21.We note that certain key components of your technology that support your network are developed using open source software. Clarify whether the components that utilize AI are governed by those open source licenses and address any related risks.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 73 of Amendment No. 1 in response.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 98
22.Please revise to provide additional detail regarding the subsidiaries, currencies, and any other information necessary to fully understand the key factors resulting in any material translation adjustments recognized in other comprehensive income for each year presented.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145–146 of Amendment No. 1 in response.
Merchant-Led Fees, page 103
23.Please further describe your payment flexibility features, such as "snooze," the specific services offered through each feature, and how you generate fees or interest based on those features.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of Amendment No. 1 in response.

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24.We note your illustrative presentation of a "pay later" transaction on page 104. In order for investors to understand how you interact with merchants, advertisers, and key payment and other service providers in the life cycle of your most significant credit products, consider providing a graphical presentation of the transaction flow, and the flow of fees and other remittances throughout the process. To the extent there are material differences between the flows for a pay later program, and a Klarna loan originated through Apple Pay, using the Klarna Card through Visa, or for your other key loan types (e.g. pay now), provide illustrative examples.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of Amendment No. 1 in response.
In addition, the Company respectfully advises the Staff that there are no material differences among the flows for various of its lending products. Accordingly, the Company believes that the updated chart presenting an illustrative Pay Later transaction included in Amendment No. 1 in response to this comment, together with the accompanying discussion on pages 104–105, provide potential investors with an accurate and comprehensive representation of how the Company interacts with various parties involved in transactions conducted on its network.
Gross Merchandise Volume, page 105
25.We note your disclosure and discussion of gross merchandise volume (“GMV”). Please revise here or where most appropriate to detail GMV by point of purchase (i.e. web sales, app sales, or physical terminal) and/or some other relevant characteristic for each period presented to provide an investor with a better understanding of how your customers use your services and the magnitude and trends related to the source of your GMV.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 1 in response to detail its GMV both by point of purchase and by payment option.
Further, the Company respectfully advises the Staff that, as shown in the added disclosure, the relative contribution of the various points of purchase and payment options over the periods presented remained largely similar. Accordingly, the Company does not believe that there are any material trends that would require additional discussion to help investors better understand how consumers use the Company’s services and the magnitude and trends related to the source of the Company’s GMV. The Company respectfully advises the Staff that it will revise its disclosure accordingly in a subsequent filing of the Registration Statement to discuss any such trends for the year 2024 to the extent material.
Consumer Service Revenue, page 109
26.We note disclosure on page 104 that revenue from Klarna Plus is presented as consumer service revenue. Please revise this section accordingly and provide quantification or disclosure to allow an investor to understand the types of fees that were the material drivers of consumer service revenue (i.e. Klarna Plus, Reminder Fees, Klarna card ownership fees, etc.) for each period presented.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 of Amendment No. 1 in response. Further, the Company advises the Staff that consumer service

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revenue in 2022 and 2023 primarily consisted of reminder fees, which represented 94% and 83% of consumer service revenue in these periods, respectively. Klarna Plus subscription was launched in early January 2024 and thus was not a driver for consumer service revenue in 2022 and 2023. The Company further advises the Staff that it intends to expand the disclosure regarding Klarna Plus subscriptions and their impact on the Company’s financial results and position to the extent it becomes material in future periods.
27.Please revise to clearly describe what a reminder fee is.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110, 128–129 and 149 of Amendment No. 1 in response.
Our Ability to Attract Merchants and Enable Merchant Success, page 116
28.We note your presentation of case studies for several of your partner merchants on pages 118 and 119. Revise your discussion supporting each presentation to discuss the extent that the presented results are, in management's view, representative of your typical merchant relationship, or exemplary of what successful integration with Klarna can mean for some merchants, or otherwise. Balance the presentation with a discussion of the extent that the financial and performance results presented are not typical of the results enjoyed by your average merchant partner.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 173–174 of Amendment No. 1 in response.
Merchant vertical mix, page 121
29.We note your disclosure that your merchants' verticals impact your operating results, and different verticals have different purchase frequencies, AOV, and may transact to varying degrees with different Klarna payment methods. Based on the chart provided on page 179, "...and Diversified Across Merchant Segments," it appears your largest merchant segment is apparel and accessories. Please revise your disclosure here to discuss your largest merchant segment and its impact on your operating results, including, for example, purchase frequency, AOV, and Klarna payment methods used for transactions in the segment.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 of Amendment No. 1 in response.
Our Ability to Maintain Best In-Class Underwriting Capabilities and Achieve Low Consumer Credit Losses, page 122
30.We note your disclosure on page 124 that as a result of your initiative to increase your underwriting standards in an effort to improve the overall credit quality of your portfolio, in the fourth quarter of 2023, your credit portfolio comprised of loans extended to a more normalized and sustainable customer base. Please revise your disclosure to clarify what you mean by a more normalized and sustainable customer base.

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Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126–127 of Amendment No. 1 in response.
31.Revise this section to clarify the reasons management determined you needed to change your underwriting and credit granting process in 2023 as your U.S. business matured. In particular, discuss any periods of unexpectedly high delinquencies, the factors that management believes led to those increased delinquencies and the changes to your policy. For instance, did you change the minimum creditworthiness you required to grant loans to borrowers with poor or limited credit history? Did you increase your reporting of late or missed payments to the credit bureaus?
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 126–127 of Amendment No. 1 in response.
Currency Fluctuations, page 126
32.Please clarify your statement here and elsewhere that “our” functional currency is the U.S. dollar since the subsequent statement appears to contradict this. If true, clarify that the U.S. dollar is your presentation currency. Additionally, please revise to use the term presentation currency, as defined in IAS 21, as opposed to reporting currency throughout your filing or tell us why the term reporting currency is appropriate.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 48, 128 and 145 of Amendment No. 1 in response.
Further, the Company respectfully confirms that the U.S. dollar is its presentation currency.
Interest Income, page 129
33.Please revise to provide a breakdown of interest income by each material source for each period presented and discuss any material trends by source. We note disclosure of individual sources of interest income from interest-earning assets on page 147 and other sources on page F-27.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 132 and F-27 of Amendment No. 1 in response.
Liquidity and Capital Resources, page 134
34.We note disclosure in your Risk Factors that you utilize forward flow sale agreements and securitization transactions. Please revise to disclose information to allow an investor to understand the structures used to sell loans, the key terms, and the impact on your financial statements. Please quantify amounts as needed. Additionally, please revise to include appropriate accounting policies in your financial statement notes.

December 23, 2024	14

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 144–145 of Amendment No. 1 in response.
The Company further advises the Staff that it included information about its accounting policies relating to its synthetic securitization transactions in Note 2 to its consolidated financial statements on page F-15 of Amendment No. 1. With respect to forward flow transactions, the Company started utilizing them beginning in the third quarter of 2024 and has included a subsequent event disclosure on page F-53 of Amendment No. 1 to that effect. The Company intends to include disclosure about the accounting policies applicable to its forward flow transactions in its consolidated financial statements for the year ended December 31, 2024, which will be included in a subsequent filing of the Registration Statement.
Overview, page 146
35.Please revise to disclose the percentage of your transactions as Pay Later, Pay in Full, or Fair Financing for each period presented and discuss any relevant trends.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 107 and 152 of Amendment No. 1 in response.
In addition, the Company respectfully advises the Staff that, as illustrated by the added disclosure, the relative portion of the various payment options over the period presented remained largely similar. Accordingly, the Company does not believe that there are any material trends that would require additional discussion to help investors better understand which payment products materially contributed to the Company’s GMV. The Company respectfully advises the Staff that it will revise its disclosure accordingly in a subsequent filing of the Registration Statement to discuss any such tends for the year 2024 to the extent material.
Deposits, page 151
36.To the extent material, please revise to quantify the amount of brokered deposits held at each period end presented.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that there were no brokered deposits held at each period end or during each period presented.
37.Please revise to provide a breakdown of deposits by geographic location as of each period end presented.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 158 of Amendment No. 1 in response.
38.Noting your disclosure on page 44 that you outsource parts of your deposit-taking business in various geographies, please revise to provide a breakdown of deposits sourced from Klarna Bank AB and amounts sourced from your bank partners as of each period end presented.

December 23, 2024	15

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 158 of Amendment No. 1 in response.
39.Please revise to clearly state whether or not you are able to take U.S. based deposits and whether or not you can pay interest on U.S. based deposits. If not, please provide appropriate information to allow an investor to understand the facts and circumstances related to this restriction, your plan to address this restriction and the impact on your business model and future financial results.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137 and 157–158 of Amendment No. 1 in response.
40.Please revise here or where most appropriate to discuss your strategy to attract and maintain deposits and other funding sources.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137–138 and 168–169 of Amendment No. 1 in response.
Our Solutions and Products, page 173
41.We note your disclosure starting on page 173 of the services and products you offer to consumers and merchants. For each solution and product you discuss, disclose if you earn revenue from such solution or product and describe the structure by which you earn revenue (e.g., fees, interest income, etc.). Finally, clarify the extent to which each of the solutions/products represent your total GWP, revenue or other relevant measure.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 184–185 of Amendment No. 1 in response.
Klarna Card, page 175
42.Please revise to disclose information about the typical ownership fees for the Klarna card.
Response:
The Company respectfully advises the Staff that the Klarna card has no ownership fees. In the past, the Company charged holders of the Klarna card in the U.K. and the United States a monthly fee. Such fees were immaterial in 2022 and 2023 and recorded within Consumer service revenue. The Company eliminated such fees in the first and third quarter of 2024, respectively. The Company has revised the disclosure on page 186 of Amendment No. 1 in response to clarify this point.
U.S. Federal and State Interest Rate Requirements and Lending Laws, page 193
43.We note your disclosure in the prior section that states that management believes that Klarna is in compliance with all "material applicable licensing requirements." Please clarify in this section,

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and in the following section, that you are similarly in compliance with any required registrations or other authorizations in order to operate in the United States and all states where you currently offer lending products, transfer funds, or engage in servicing and collections activities.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 205–207 of Amendment No. 1 in response.
Data Privacy and Cybersecurity, page 196
44.We note that you rely on a significant amount of customer data to support both your consumer marketing and AI underwriting. We also note that some of your network relies on open source software. Revise your disclosure to clarify whether Klarna maintains ownership and is able to maintain the digital privacy over customer data, despite your reliance on open source software and shared cloud computing resources. Also, please discuss, in an appropriate section, your efforts to maintain the confidentiality of your data and your key AI models.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 36, 73, 75, 78, 148 and 210–211 of Amendment No. 1 in response.
Executive and Director Remuneration, page 206
45.We note that you did not include compensation disclosure in your initial draft registration. Please include your complete remuneration table in the next submission. Refer to Item 4 of Form F-1 and to Item 6(B) of Form 20-F.
Response:
The Company respectfully acknowledges the Staff’s comment and has provided a complete remuneration table on page 219 of Amendment No. 1 in response.
Consolidated Statements of Profit or Loss for the years ended December 31, 2023 and 2022, page F-5
46.We note your disclosure on pages F-2 and F-10 that you present expenses by functional area and that you present transaction costs separately from functional costs. Please tell us how you considered whether IAS 1, or any other guidance, requires you to present cost of sales, or equivalent line-item, and a gross profit line-item on your statement of profit and loss. Also tell us how you considered whether cost of sales is required to include technology costs considering the nature of your business as a technology company as stated on page 8. Please cite any guidance that you considered.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the requirements of IFRS, including International Accounting Standard 1 Presentation of Financial Statements (“IAS 1”), in determining the presentation of the consolidated statements of profit or loss. The Company notes that paragraphs 82 and 82A of IAS 1 specifically state the minimum line items which must be presented in the consolidated statements of profit or loss and does not include cost of sales or gross profit. Paragraph 103 of IAS 1 provides an example of a classification using the function of expense method, and such example includes cost of sales and gross profit lines. However, it is the Company’s

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assessment that this is not prescriptive, and as such, the Company does not believe that IAS 1 requires that an entity include or label their expenses in the same manner as the example provided in paragraph 103 of IAS 1.
Additionally, the Company respectfully advises the Staff that, as noted in its response to the Staff’s comment No. 14 above, transaction costs is a common measure within the industry, and the Company believes that it is a more meaningful measure of its performance, that is aligned with how management reviews the Company’s performance. However, the Company did not intend transaction costs to be considered an equivalent of cost of sales, and accordingly, has removed from Amendment No. 1 the transaction costs subheading and has included all expenses, including processing and servicing costs, consumer credit losses, funding costs and technology and product development, within total operating expenses on its consolidated statements of profit or loss.
Note 2 Accounting principles, page F-10
47.Please revise to disclose how you classify cash flows (e.g., operating, financing, etc.) related to forward flow transactions and your securitization transactions as discussed on pages 38–39.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no material cash flow in relation to its synthetic securitization transactions and that there were no forward flow transactions prior to 2024. The Company further advises the Staff that it will revise its disclosure regarding forward flow transactions in a subsequent filing of the Registration Statement to reflect the transactions that were completed in 2024.
Securitization, page F-15
48.If material, please revise here or in MD&A to quantify costs and/or cash flows related to your transfer of credit risk and discuss the impact on your financial statements.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that there was no material impact on its financial statements in 2022 or 2023 from the transfer of credit risk through the Company’s synthetic securitization transactions. The Company incurred costs in connection with its synthetic securitization transactions of $21.9 million and $8.8 million for 2023 and 2022, respectively, which are included in funding costs on its consolidated statements of profit or loss.
49.If material, please tell us in detail and revise to disclose how you account for the contracts to transfer credit risk and tell us why you refer to these transactions as securitizations.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that there was no material impact on its financial statements in 2022 or 2023 from the transfer of credit risk through the Company’s synthetic securitization transactions. In addition, the Company respectfully refers the Staff to the additional details that it is providing elsewhere in this letter in response to the Staff’s comment No. 50.
50.Since these transactions appear to be related to the management of credit risk, please tell us why you present the cost of these transactions as funding costs as opposed to consumer credit losses.

December 23, 2024	18

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the transfer of credit risk through synthetic securitization transactions is achieved via a financial guarantee provided by an external special purpose vehicle. IFRS does not provide specific guidance on the accounting treatment of financial guarantees held. The Company’s assessment is that IFRS 9 Financial Instruments is not applicable for holders of financial guarantees as they are considered to be insurance contracts rather than financial instruments and thus outside of the scope of IFRS 9 Financial Instruments. Further, the Company considers that it is not subject to IFRS 17 Insurance Contracts, as these standards apply only to writers of insurance contracts (other than reinsurance contracts).
In addition, the Company respectfully advises the Staff that the primary purpose of the guarantees is to support the Company’s ability to lend by reducing the regulatory capital requirement, and the guarantees have an immaterial impact on consumer credit losses and are not an integral part of the related receivable. Thus, it is the Company’s assessment that the premiums paid to hold the guarantees represent a financial cost of lending rather than a consumer credit loss expense.
xx. Revenue Recognition, page F-19
51.We note your disclosure that you provide a reduction of merchant fees to certain merchants based on performance measures, including volume of processed transactions, and that such fee rebates are recorded as a reduction of merchant revenue. Please revise to clarify if this reduction represents variable consideration and if so, whether it is typically constrained. Refer to IFRS 15.119(b) for guidance. Additionally, to the extent material to your financial trends, please quantify the amount of fee rebates for each period presented in MD&A.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-20 of Amendment No. 1 in response. The Company further advises the Staff that these agreements relate to a small number of merchants and are not material to its financial trends.
Distribution partner referral arrangements, page F-20
52.Please tell us how you determined it was appropriate to present commissions paid to third party partners to distribute your payment solutions to merchants as “general and administrative expenses” as opposed to “sales and marketing expenses." Alternatively, please revise to present these costs as “sales and marketing expenses.”
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 129 and F-22 of Amendment No. 1 in response to present these costs as sales and marketing expenses.
Note 3 Risk management and management of capital, page F-23
53.We note your disclosures regarding regulatory requirements for Klarna Holding AB and Klarna Bank AB. Please tell us how you considered whether to disclose your regulatory capital ratios and other regulatory metrics for each entity. Refer to IFRS 7.

December 23, 2024	19

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the requirements of IFRS 7 Financial Instruments; Disclosures and believes that it has provided disclosures in its consolidated financial statements, including discussion of its regulatory risk, in compliance with these requirements. IFRS 7 requires disclosures of quantitative risk arising from financial instruments, not regulatory requirements. Due to the Company’s compliance with its regulatory requirements, it does not believe IFRS 7 requires it to disclose regulatory capital ratios and other regulatory metrics as part of the Company’s consolidated financial statements. The Company respectfully advises the Staff that it has disclosed information regarding the nature of regulatory risks it faces, its capital management practices and its compliance with applicable regulatory requirements in various places in Amendment No. 1. Additionally, to assist prospective investors in understanding the Company’s capital and liquidity position as of the end of the most recent period, the Company intends to include its regulatory metrics as of December 31, 2024 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulatory Capital Requirements” in a future filing of the Registration Statement.
Note 6 Consumer receivables, page F-27
54.Please reconcile for us the differences between consumer credit losses presented on the statement of profit or loss on F-5 and the provision for credit losses presented on the statement of cash flows on page F-9. Include an explanation for these differences and tell us how this information is captured within the reconciliation of the Group’s allowance for credit losses for consumer receivables and settlement and trade receivables on pages F-28 and F-29 and any other relevant disclosure in the financial statement notes. Please revise to clearly address the relationship between amounts presented as consumer credit losses and amounts disclosed in your allowance for credit losses reconciliation including disclosing your accounting policies for recoveries and quantifying the amounts, if material.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are two categories driving the differences between consumer credit losses presented on the consolidated statements of profit or loss and the provision for credit losses presented on the consolidated statements of cash flows as reflected in the following reconciliation table:

	2023	2022
Consumer credit losses presented on the statement of profit or loss on F-5	$353	$550
Reconciling items:
Proceeds from sale of uncollectible consumer receivables	128	144
Merchant credit losses	25	16
Provision for credit losses presented on the statement of cash flows on page F-9	$506	$710
Sale of uncollectible consumer receivables: The Company advises the Staff that it has revised disclosure to clarify where the sale of uncollectible consumer receivables is recorded, in Note 2. Accounting principles to its consolidated financial statements, on pages F-13 and F-14–F-15 in Amendment No. 1.

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Merchant credit losses: The Company advises the Staff that it has revised disclosure to clarify where merchant credit loss activities are reflected, in Note 2. Accounting principles to its consolidated financial statements, on page F-13 in Amendment No. 1.
The Company further advises the Staff that it has revised disclosure to disclose its accounting policy for recoveries, in Note 2. Accounting principles to its consolidated financial statements, on page F-15. The Company also advises the Staff that it has revised the disclosure to state that recoveries of consumer receivables for 2023 and 2022 were not material, in Note 6. Consumer receivables to its consolidated financial statements, on page F-30 in Amendment No. 1.
55.Please revise to disclose the information required in IFRS 7.20A for consumer receivables derecognized.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-14–F-15 of Amendment No. 1 in response.
56.Please revise to describe the nature of changes in the allowance for credit losses that are captured in the line-item entitled "Impact on ECL from change in credit risk" in the reconciliation on page F-28. To the extent that the nature of items driving the change is different and the impact is material, please revise to have separate line-items with appropriate descriptions.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-30 of Amendment No. 1 in response.
57.To the extent that there was a material amount of consumer receivables sold/derecognized during a period presented in the reconciliations on page F-28, please revise to disaggregate the “Assets derecognized or repaid” line-item so investors can understand the proportions of amounts derecognized and amounts repaid.
Response:
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-29 of Amendment No. 1 in response, to update the line item description on the allowance for credit losses for consumer receivables reconciliation to “Assets repaid” to be clearer on the nature of the activity in both periods. The Company further advises the Staff that consumer receivables derecognized through write-off are reflected in the “Amounts written off.”
Exhibits
58.We note your disclosure regarding a new equity incentive plan. Please ensure the equity incentive plan is filed as an exhibit.
Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Exhibits index to list the new equity incentive plan. The Company confirms that it will file such plan as an exhibit in a subsequent filing of the Registration Statement.
*            *        *

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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP

December 23, 2024	22